Exhibit 3.1

Article 4.1 of the Corporation’s bylaws are amended to read as follows:

(4.1) Form of Certificates. Certificates representing shares shall be in the form determined by the board of directors. All certificates issued shall be consecutively numbered or otherwise appropriately identified. Alternatively, the Corporation is also authorized to issue uncertificated book entry shares.